Nocera, Inc.

2030 Powers Ferry Road SE

Suite No. 212

Atlanta, Georgia 30339

May 6, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Re:	Nocera, Inc.
Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended September 30, 2024 Filed February 4, 2025 Response dated February 4, 2025
File No. 001-41434

Dear Ms. Shafique and Mr. Pavot:

On behalf of Nocera, Inc. (the “Company,” “Nocera,” “we,” “us,” or “our”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to the undersigned on February 25, 2025, regarding the Company’s Amendment No. 2 to Form 10-Q filed on February 4, 2025 for the fiscal quarter ended September 30, 2024 (the “10-Q”).

For your convenience, the Staff’s comments have been restated below and the Company’s responses are set forth immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the 10-Q. The Company has restated its financial statements for the quarters ended March 31, June 30, and September 30, 2024, in its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Form 10-K”), which addresses the comments raised by the Staff in the comment letter to which this response relates. We have filed the Form 10-K with the Commission today.

Form 10-Q/A filed February 4, 2025

Note 5. Prepaid Expenses and Other Assets, Net, page 13

1.	Please clarify for us how you determined that this $0.6 million asset is comprised of "e-commerce live stream receivables for goods and e-commerce sales deposit" given that only $0.2 million of Xinca revenues were recognized in 2024. Tell us how much of this asset relates to transactions that occurred in 2024 and how much relates to transactions in 2023 and prior. Clarify how you determined that the entire asset balance is recoverable at September 30, 2024.

Response: In response to this comment, the Company advises the Staff that the $0.6 million in other assets consists of $406,973 from Xinca and $176,283 from SY Media. Both of these amounts represent e-commerce live stream sales deposits. These deposits were made in connection with our participation in live stream sales events hosted by Xinca and SY Media, both of which are established e-commerce companies specializing in online retail through live streaming platforms. Additionally, $5,659 relates to transactions from GZ GSI in 2023 and prior. These transactions represent receivables from fish sales in China, which were conducted as part of our ongoing sales operations. The receivables from Xinca and SY Media are expected to be collected through their standard payment cycles, as both companies have a history of fulfilling their financial obligations. Given our established relationships with these e-commerce platforms and their continued operation in the market, we do not foresee any impairment or collection issues. Furthermore, the nature of the deposits indicates that they are part of ongoing business activities.

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Note 11. Warrants, page 15

2.	We note your response to prior comment 1 and reissue in part. We understand from your letter that the fair value of your warrant liability decreased by $552,173 in 2024. However, the warrant liability balance on your September 30, 2024 Balance Sheet does not reflect this decrease so the warrant liability and total liabilities appear to be overstated by 70% and 35%, respectively. Further, this unrecognized adjustment appears material to your reported 2024 net loss of $1.16 million. Based on the guidance in ASC 815-40-35-4 and ASC 825-10-45-5 it appears that these changes in the fair value of your warrant liability should be recognized in earnings in each financial statement period. The guidance in ASC 250-10-50 may be relevant as well as the disclosure requirements discussed in Item 4.02 of Form 8-K. Please clarify for us how you considered this issue.

Response: In response to the Staff’s comment, the Company has revised the calculations of the fair value of warrant liabilities on page F-18 of the Form 10-K.

Note 9. Other Non-Current Assets, page 15

3.	We understand that this account comprises over 20% of your total equity. Your prior disclosure characterized the majority of this asset as "prepaid rent expenses pertain to our offices located in Hangzhou, China". After we highlighted the inconsistency with your Note 12 disclosure, you revised the characterization to disclose that 99% of the balance is comprised of "advance payments made under contracts with live streamers". However, it is not clear whether those payments were actually made given the substantial disparity between the $1 million change in the account balance and the corresponding $284,616 cash flow number reported on page 7. Please fully describe the transactions that generated this asset and explain the disparity from the reported cash flow amount. Explain how you determined that this is an asset instead of an expense.

Response: In response to the Staff’s comment, the Company advises the Staff that the asset was recognized in connection with contracts entered into with live streamers, who are expected to generate sales value through various channels, including but not limited to product sales and live stream rewards. The Company estimates the value of these contracts based on factors such as the live streamers' audience size and engagement metrics. These amounts have not been disbursed as actual payments. Instead, they have been recorded as assets, with corresponding estimated payables recognized simultaneously.

The changes made to the presentation of certain assets and liabilities reflect a correction of a misclassification error identified during the preparation of the fiscal year-end financial statements. These items were initially misclassified in the Form 10-Q for the quarter ended March 30, 2024, and the error was subsequently corrected as part of the restatement presented in the Form 10-K. The correction was made by reversing the previously reported amounts and reclassifying them to the appropriate line items on page F-18 of the Form 10-K.

4.	Please provide an aging schedule so that we can understand the amounts of the asset balance that relate to transactions that occurred in 2024, in 2023, and prior. In this regard, it appears from Note 21 that certain amounts were acquired from Xinca. Given that Xinca only generated $211,056 of 2024 revenue (page 41), please explain how you determined that the entire balance was recoverable at September 30, 2024. We also note that your October 7, 2024 response letter stated that Xinca previously only generated $80,798 of annual revenue.

Response: In response to the Staff’s comment, the Company advises that the changes made to the presentation of certain assets and liabilities reflect a correction of a misclassification error identified during the preparation of the Form 10-K.

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5.	Please clarify for us the amount that you deducted from this asset account in 2024 in connection with the revenue generated by the streamers’ services.

Response: In response to the Staff’s comment, the Company advises the Staff that the changes made to the presentation of certain assets and liabilities reflect a correction of a misclassification error identified during the preparation of the Form 10-K.

Results of Operations, page 41

6.	As previously requested, please revise your Results of Operations disclosure to specifically explain why your revenue for the quarter decreased from $7.3 million in 2023 to $1.4 million in 2024. Please include the information provided in your letter and disclose how the adverse market factors you identified are expected to impact your future operating results. See Item 303(c)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Company advises the Staff we have revised the disclosure on page 44 of the Form 10-K.

Please be advised that we have revised the Results of Operations disclosure on page 44 to read as follows:

Looking ahead, we anticipate that these adverse factors may continue to impact our operating results in the near term. The limited eel fry catch in previous years is expected to have residual effects on eel availability in future periods, which may constrain revenue growth. Furthermore, the increased frequency and severity of natural disasters present an ongoing risk to production stability in the aquaculture industry.

Liquidity and Capital Resources, page 42

7.	We note your response to prior comment 3 and reissue in part. Please quantify in your filing your expected sources and uses of cash for the next twelve months and the material terms of the financial support letter. Refer to Regulation S-K 303(b)(1)(ii). Please also revise your related party disclosures and provide the information required by ASC 850-10-50-1. Please file a copy of the financial support letter received January 25, 2025 as an exhibit to your 10-Q. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company revised the disclosure on page 46 of the Form 10-K.

Please be advised that we have revised the Results of Operations disclosure on page 46 to read as follows:

To date, we have funded our operations through revenues, loans from our officers, and the issuance of equity securities. On January 25, 2025, we obtained a financial support letter from Ms. Min-Huay Cheng Lu, the estate of Mr. Yin-Chieh Cheng, our former President, Chief Executive Officer, Chairman of the Board and principal stockholder.

The Company anticipates that its primary source of liquidity over the next twelve months will be capital raised through financing activities. We currently expect to raise approximately $40 million through a combination of equity issuance, a leveraged buyout transaction, and debt financing. These funds are intended to support our capital-intensive strategic initiatives, including business combinations and acquisitions aligned with our long-term growth strategy.

On the cash outflow side, we expect to utilize approximately $5.9 million to support operating activities over the next twelve months. This includes an estimated $5.0 million allocated to operating costs related to our fish business, $0.7 million for general and administrative expenses, and $0.2 million for marketing and promotional efforts associated with our e-commerce platform. In addition to operating needs, we plan to allocate approximately $30 million toward capital expenditures, primarily for business combination and acquisition transactions. These planned investments are considered critical to the Company’s growth objectives and are expected to be financed through the aforementioned capital raising efforts.

Management believes that the anticipated financing arrangements will provide sufficient liquidity to meet our obligations as they come due and to fund the Company’s ongoing and planned strategic initiatives over the next twelve months.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach us via Ross D. Carmel, Esq. of Sichenzia Ross Ference Carmel LLP at 646-838-1310.

Sincerely,

Nocera, Inc.

By:	/s/ Andy Ching-An Jin
Chief Executive Officer

cc: Ross D. Carmel, Esq.

Sichenzia Ross Ference Carmel LLP

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